COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994


03029353

6 August 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

6 August 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited ("CCA")

Takeover of Neverfail Springwater Limited

In accordance with section 661B(1)(d) of the Corporations Act 2001 we enclose a copy of a pro-forma Form 6021 Notice of compulsory acquisition following takeover bid, lodged earlier today with the Australian Securities and Investments Commission.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY

For further information please contact:

Analysts:	Peter Steel	+61 2 9259 6553
Media:	Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

ASIC registered agent number	
lodging party or agent name	Clayton Utz
office, level, building name or PO Box no	Levels 22-35
street number and name	No. 1 O'Connell Street
suburb/city	Sydney state/territory NSW postcode 2000
telephone	(02) 9353 4000
facsimile	(02) 8220 6700
DX number	370 suburb/city Sydney

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **6021**

Notice of
compulsory acquisition following takeover bid

Corporations Act 2001
661B(1)(a)

To **[Name and address of holder of shares and/or options to be inserted]**

Ordinary shares ("shares") of Neverfail Springwater Limited ACN 003 559 519 ("the Company")

1. Under an Off Market Bid offers were made by Coca-Cola Amatil Limited ACN 004 139 397("the Bidder") in respect of the acquisition of shares in the Company.
The offers closed on 30 July 2003 at 7:00pm (Sydney Time).

2. You are, or are entitled to be, may, or may be entitled to be, registered as the holder of shares:
   (a) in respect of which an offer was made; and/or
   (b) which have come into existence during the takeover offer as a result of an exercise of options over the shares, but you have not accepted the takeover offer for those shares; and/or
   (c) which have come into existence after the takeover offer but before this notice is issued as a result of an exercise of options over the shares; and/or
   (d) which come into existence after the takeover offer and within the period of 6 weeks after this notice is given as a result of an exercise of options over the shares.

3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 ("the Act") that the bidder elects and has become entitled pursuant to subsections 661A(1) and (4) of the Act to compulsorily acquire all your shares and desires to acquire all your shares:
   (a) in respect of which an offer was made; or
   (b) which have come into existence during the takeover offer as a result of an exercise of options over the shares, for which you have not accepted the takeover offer for those shares; or
   (c) which have come into existence after the takeover offer but before this notice is issued as a result of an exercise of options over the shares; or
   (d) which come into existence after the takeover offer and within the period of 6 weeks after this notice is given as a result of an exercise of options over the shares.

4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to. This notice is lodged with ASIC on 6 August 2003.

5. Under section 661E of the Act, you have the right to apply to the Court for an order that the shares not be compulsorily acquired. You must apply:
   (a) by 10 September 2003; or
   (b) if you ask for the statement referred to in paragraph 4 of this notice, within 14 days after being given that statement;

   whichever is the later.

6. The bidder is entitled and bound to acquire the shares on the terms that applied under the takeover bid immediately before the end of the offer period.

7. Unless on application made by you referred to in paragraph 5 of this notice the Court otherwise orders, the bidder must comply with paragraph 6 of this notice.

Signature

print name David A Wylie   Capacity Company Secretary

sign here



date 06/08/2003